Exhibit 99.1

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD ENDING JUNE 30, 2008

Talisman Energy Inc.
Consolidated Balance Sheets
(unaudited)

	June 30	December 31
(millions of C$)	2008	2007
		(restated -
Assets		note 2)
Current
Cash and cash equivalents	88	536
Accounts receivable	1,713	1,143
Inventories	174	107
Prepaid expenses	27	12
Assets of discontinued operations (note 2)	55	335
	2,057	2,133

Other assets (note 4)	156	171
Goodwill (note 3)	1,489	1,406
Property, plant and equipment	19,339	17,710
	20,984	19,287
Total assets	23,041	21,420

Liabilities
Current
Bank indebtedness	15	15
Accounts payable and accrued liabilities	2,875	1,889
Income and other taxes payable	742	388
Liabilities of discontinued operations (note 2)	18	128
	3,650	2,420

Deferred credits	35	21
Asset retirement obligations (note 5)	2,041	1,915
Other long-term obligations (note 6)	283	140
Long-term debt (note 7)	3,639	4,862
Future income taxes	4,430	4,099
	10,428	11,037

Contingencies (note 13)

Shareholders' equity
Common shares (note 8)	2,439	2,437
Contributed surplus	64	64
Retained earnings	6,441	5,651
Accumulated other comprehensive income (loss)	19	(189)
	8,963	7,963
Total liabilities and shareholders' equity	23,041	21,420

See accompanying notes.

Talisman Energy Inc.
Consolidated Statements of Income
(unaudited)

	Three months ended		Six months ended
	June 30		June 30
(millions of C$)	2008	2007	2008	2007
		(restated -		(restated -
Revenue		see note 2)		see note 2)
Gross sales	3,861	2,234	6,329	4,380
Hedging (loss)/gain (note 10)	(14)	21	(24)	67
Gross sales, net of hedging	3,847	2,255	6,305	4,447
Less royalties	732	380	1,109	720
Net sales	3,115	1,875	5,196	3,727
Other	41	44	76	74
Total revenue	3,156	1,919	5,272	3,801

Expenses
Operating	549	424	991	904
Transportation	60	52	103	108
General and administrative	75	53	139	113
Depreciation, depletion and amortization	653	547	1,185	1,116
Dry hole	70	113	140	213
Exploration	115	59	172	129
Interest on long-term debt	35	52	79	97
Stock-based compensation (note 9)	270	43	260	85
Loss/(gain) on held-for-trading financial instruments (note 10)	530	(63)	598	(26)
Other	(11)	(8)	(24)	(22)
Total expenses	2,346	1,272	3,643	2,717
Income from continuing operations before taxes	810	647	1,629	1,084
Taxes
Current income tax	538	109	804	279
Future income tax (recovery)	(110)	166	(63)	160
Petroleum revenue tax	77	74	124	142
	505	349	865	581
Net income from continuing operations	305	298	764	503
Net income from discontinued operations (note 2)	121	252	128	567
Net income	426	550	892	1,070

Per common share (C$)
Net income from continuing operations	0.30	0.29	0.75	0.48
Diluted net income from continuing operations	0.29	0.28	0.73	0.47
Net income from discontinued operations	0.12	0.24	0.13	0.54
Diluted net income from discontinued operations	0.12	0.24	0.12	0.53
Net income	0.42	0.53	0.88	1.02
Diluted net income	0.41	0.52	0.86	1.00
Average number of common shares outstanding (millions)	1,019	1,040	1,019	1,046
Diluted number of common shares outstanding (millions)	1,043	1,066	1,040	1,072

See accompanying notes.

Talisman Energy Inc.
Consolidated Statements of Cash Flows
(unaudited)

	Three months ended		Six months ended
	June 30		June 30
(millions of C$)	2008	2007	2008	2007
		(restated -		(restated -
Operating		see note 2)		see note 2)
Net income from continuing operations	305	298	764	503
Items not involving cash (note 12)	1,236	722	1,929	1,420
Exploration	115	59	172	129
	1,656	1,079	2,865	2,052
Changes in non-cash working capital	(153)	(178)	(73)	(93)
Cash provided by continuing operations	1,503	901	2,792	1,959
Cash provided by discontinued operations	35	98	58	129
Cash provided by operating activities	1,538	999	2,850	2,088
Investing
Capital expenditures
Exploration, development and other	(1,056)	(920)	(2,052)	(2,182)
Property acquisitions	(278)	-	(375)	(4)
Proceeds of resource property dispositions	-	16	-	16
Changes in non-cash working capital	136	(356)	234	(317)
Discontinued operations, net of capital expenditures	326	490	300	673
Cash used in investing activities	(872)	(770)	(1,893)	(1,814)
Financing
Long-term debt repaid	(1,197)	(459)	(2,364)	(1,035)
Long-term debt issued	492	820	1,030	1,776
Common shares purchased	-	(624)	-	(921)
Common share dividends	(102)	(91)	(102)	(91)
Deferred credits and other	5	12	14	(6)
Changes in non-cash working capital	(3)	-	(3)	-
Cash used in financing activities	(805)	(342)	(1,425)	(277)
Effect of translation on foreign currency cash and cash equivalents	10	(2)	20	(3)
Net increase in cash and cash equivalents	(129)	(115)	(448)	(6)
Cash and cash equivalents, net, beginning of period	202	173	521	64
Cash and cash equivalents, net, end of period	73	58	73	58

Cash and cash equivalents	88	104	88	104
Bank Indebtedness	15	46	15	46
	73	58	73	58

See accompanying notes.

Talisman Energy Inc.
Consolidated Statements of Comprehensive Income
(unaudited)

	Three months ended		Six months ended
	June 30		June 30
(millions of C$)	2008	2007	2008	2007

Net income	426	550	892	1,070

Foreign currency - translation of self-sustaining foreign operations (1)	48	426	(103)	507
Foreign currency - translation into reporting currency	(65)	(614)	303	(690)
Gains and losses on derivatives designated as cash flow hedges
Unrealized (loss)/gain arising during the period (2)	(3)	14	(3)	(14)
Realized loss/(gain) recognized in net income (3)	7	(14)	11	(45)
	4	-	8	(59)
Other comprehensive income (loss)	(13)	(188)	208	(242)
Comprehensive income	413	362	1,100	828
1 Includes net investment hedging loss of $9 million and $18 million gain for the three and six months ended June 30, 2008 respectively (2007 - loss of $92 million and $104 million respectively)
2 Three and six months ended June 30, 2008 net of tax of ($6) million and ($6) million respectively (2007 - $4 million and $(11) million, respectively)
3 Three and six months ended June 30, 2008 net of tax of $(8) million and $(12) million respectively (2007 - $5 million and $20 million, respectively)

See accompanying notes.

Talisman Energy Inc.
Consolidated Statements of Changes in Shareholders' Equity
(unaudited)

	Three Months Ended		Six months ended
	June 30		June 30
(millions of C$)	2008	2007	2008	2007

Common shares
Balance at beginning of period	2,437	2,499	2,437	2,533
Issued on exercise of stock options	2	4	2	7
Purchased during the year	-	(69)	-	(106)
Balance at end of period	2,439	2,434	2,439	2,434

Contributed surplus
Balance at beginning of period	64	66	64	67
Purchase of common shares	-	(2)	-	(3)
Balance at end of period	64	64	64	64

Retained earnings
Balance at beginning of period	6,117	4,850	5,651	4,584
Transitional adjustment on adoption of new accounting policies	-	-	-	7
Net income	426	550	892	1,070
Common share dividends	(102)	(91)	(102)	(91)
Purchase of common shares	-	(553)	-	(814)
Balance at end of period	6,441	4,756	6,441	4,756

Accumulated other comprehensive income (loss)
Balance at beginning of period	32	151	(189)	123
Transitional adjustment on adoption of new accounting policies	-	-	-	82
Other comprehensive income (loss)	(13)	(188)	208	(242)
Balance at end of period	19	(37)	19	(37)

See accompanying notes.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(tabular amounts in millions of Canadian dollars (“$”) except as noted)

The Interim Consolidated Financial Statements of Talisman Energy Inc. (“Talisman” or the “Company”) have been prepared by management in accordance with Canadian generally accepted accounting principles.  Certain information and disclosures normally required to be included in notes to Annual Consolidated Financial Statements have been condensed or omitted.  The Interim Consolidated Financial Statements should be read in conjunction with the audited Annual Consolidated Financial Statements and the notes thereto in Talisman’s Annual Financial Report as at and for the year ended December 31, 2007.

1. Significant Accounting Policies

The Interim Consolidated Financial Statements have been prepared following the same accounting policies and methods of computation as the Annual Consolidated Financial Statements for the year ended December 31, 2007, except for the following:

a) Changes in Accounting Policies

Financial instruments presentation and disclosure

Effective January 1, 2008, Talisman adopted the new Canadian Institute of Chartered Accountants (CICA) recommendations relating to Financial Instruments – Disclosure (section 3862) and Financial Instruments – Presentation (section 3863).  The new disclosure required by section 3862 concerning the nature and extent of the risks associated with financial instruments, and how those risks are managed, is presented in note 10.  As permitted, comparative information for the disclosure required by section 3862 has not been provided.  The adoption of section 3863 had no impact upon Talisman’s presentation, since the new standard carries forward the existing presentation requirements.

Inventories

Effective January 1, 2008, Talisman adopted retrospectively the new CICA recommendations relating to Inventories (section 3031).  The new standard provides additional guidance concerning measurement, classification and disclosure and allows the reversal of write-downs to net realizable value when there is a change in the circumstances giving rise to the impairment.  On adopting these recommendations, the Company reclassified inventory that is expected to be capitalized when consumed from other assets to property, plant and equipment, with comparative balances reclassified accordingly.  The impact on the Consolidated Balance Sheet at December 31, 2007 was an increase of $216 million to property, plant and equipment and a decrease of $216 million to other assets.

Goodwill and intangible assets

In February 2008, the CICA issued recommendations relating to the recognition, measurement and disclosure of goodwill and intangible assets (section 3064) which will be effective for Talisman’s 2009 reporting.  Talisman is currently assessing the impact of implementing these recommendations.

International Financial Reporting Standards (IFRS)

The Accounting Standards Board confirmed recently that public companies will be required to report under IFRS effective January 1, 2011.  Talisman is currently assessing the impact of adopting IFRS, including an examination of recognition, measurement and disclosure differences.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(tabular amounts in millions of Canadian dollars (“$”) except as noted)

b) Reclassification

Certain comparative information has been reclassified to conform to the presentation adopted in the current year.

2.  Discontinued Operations

The assets and liabilities related to discontinued operations have been reclassified as assets or liabilities of discontinued operations on the Consolidated Balance Sheets. Operating results related to these assets and liabilities have been included in net income from discontinued operations on the Consolidated Statements of Income. Comparative period balances have been restated.

	For the three months ended June 30
	North America		UK		Scandinavia		Total
	2008	2007	2008	2007	2008	2007	2008	2007
Revenue
Gross sales	21	89	-	80	33	18	54	187
Royalties	4	20	-	8	2	1	6	29
Revenues, net of royalties	17	69	-	72	31	17	48	158
Expenses
Operating, marketing and general	3	11	2	37	5	4	10	52
Depreciation, depletion and amortization	-	7	-	4	-	15	-	26
Income (loss) from discontinued operations before income taxes	14	51	(2)	31	26	(2)	38	80
Taxes	3	15	(2)	17	7	(1)	8	31
Gain (loss) on disposition, net of tax	119	203	(10)	-	(18)	-	91	203
Net income (loss) from discontinued operations	130	239	(10)	14	1	(1)	121	252

	For the six months ended June 30
	North America		UK		Scandinavia		Total
	2008	2007	2008	2007	2008	2007	2008	2007
Revenue
Gross sales	40	181	-	165	46	37	86	383
Royalties	8	41	-	16	3	2	11	59
Revenues, net of royalties	32	140	-	149	43	35	75	324
Expenses
Operating, marketing and general	4	25	2	75	-	6	6	106
Depreciation, depletion and amortization	3	30	-	6	16	36	19	72
Income (loss) from discontinued operations before income taxes	25	85	(2)	68	27	(7)	50	146
Taxes	5	25	(2)	36	7	(2)	10	59
Gain (loss) on disposition, net of tax	119	480	15	-	(46)	-	88	480
Net income (loss) from discontinued operations	139	540	15	32	(26)	(5)	128	567

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(tabular amounts in millions of Canadian dollars (“$”) except as noted)

	As at June 30, 2008				As at December 31, 2007
	North America	UK	Scandinavia	Total	North America	UK	Scandinavia	Total

Assets
Current assets	-	51	-	51	5	16	13	34
Property, plant and equipment, net	-	4	-	4	91	20	178	289
Goodwill	-	-	-	-	5	-	7	12
Total assets	-	55	-	55	101	36	198	335
Liabilities
Current liabilities	-	16	-	16	1	19	18	38
Asset retirement obligation	-	-	-	-	19	-	47	66
Future income taxes	-	2	-	2	-	-	24	24
Total liabilities	-	18	-	18	20	19	89	128
Net assets of discontinued operations	-	37	-	37	81	17	109	207

North America

In 2008, Talisman sold gas producing assets in Western Canada for proceeds of $247 million, resulting in a gain of $119 million, net of tax of $40 million.

In 2007, Talisman sold its 1.25% indirect interest in Syncrude Canada for proceeds of $472 million, consisting of cash of $229 million, net of adjustments and 8.2 million units of Canadian Oil Sands Trust, for a gain of $277 million, net of tax of $33 million.  In addition, the sale of oil and gas producing assets in Western Canada closed for proceeds of $516 million, resulting in a gain of $203 million, net of tax of $82 million.

UK

In 2007, Talisman entered into an agreement to sell assets in the UK, resulting in an after-tax writedown of these assets of $32 million to their net realizable value.  A further after-tax write-down of $10 million has been recorded in the second quarter of 2008.  The sale is expected to close later in 2008.

In 2006, Talisman entered into an agreement to sell non-core oil and gas properties for consideration of US$550 million with an effective date of January 1, 2007.  This sale closed on December 31, 2007 for total proceeds of $510 million (including a $55 million deposit received in 2006) resulting in a gain of $335 million, net of tax of $64 million.  During the first quarter of 2008, an after-tax post-closing adjustment gain of $25 million was recorded.

Scandinavia

In 2008, Talisman sold assets in Denmark for proceeds of $95 million, resulting in an after-tax writedown of these assets of $46 million.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(tabular amounts in millions of Canadian dollars (“$”) except as noted)

3. Goodwill

Changes in the carrying amount of the Company’s goodwill are as follows:

	Six months ended	Year ended
	June 30, 2008	December 31, 2007
Opening balance	1,406	1,510
Foreign currency translation effect	83	(104)
Closing balance [1]	1,489	1,406
1	At June 30, 2008 $nil (December 31, 2007 - $12 million; January 1, 2007 - $76 million) has been reclassified to assets of discontinued operations.

Goodwill has no tax basis.

4.  Other Assets

	June 30, 2008	December 31, 2007
Accrued pension asset	37	42
Fair value of derivative contracts (note 10)	34	40
Investments	34	33
Future income tax assets	4	33
Other	47	23
	156	171

5. Asset Retirement Obligations (ARO)

Changes in carrying amounts of the Company’s ARO associated with its property, plant and equipment are as follows:

	Six months ended	Year ended
	June 30, 2008	December 31, 2007
ARO liability, beginning of period	1,959	1,842
Liabilities incurred during period	2	89
Liabilities settled during period	(14)	(54)
Accretion expense	59	98
Revisions in estimated future cash flows	-	185
Foreign currency translation	79	(201)
ARO liability, end of period[1,2]	2,085	1,959
1
Included in June 30, 2008 and December 31, 2007 liabilities are $44 million and $44 million respectively of short-term reclamation costs recorded in accounts payable on the balance sheet for a net long-term ARO liability of $2,041 million and $1,915 million respectively.

2	At June 30, 2008, $nil (December 31, 2007 - $66 million; January 1, 2007 - $133 million) has been reclassified to liabilities of discontinued operations.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(tabular amounts in millions of Canadian dollars (“$”) except as noted)

6. Other Long-Term Obligations

	June 30, 2008	December 31, 2007
Accrued pension and other post-employment benefits liability	61	51
Fair value of derivative contracts (note 10)	170	52
Discounted obligations on capital leases[1]	28	28
Other	24	9
	283	140
1	Of the total discounted liability of $33 million (December 31, 2007 - $33 million), $5 million (December 31, 2007 - $5 million) is included in accounts payable and accrued liabilities.

7.  Long-Term Debt

	June 30, 2008	December 31, 2007
Bank credit facilities	606	1,806
Tangguh project financing	76	67
Debentures and notes (unsecured):
US$ denominated (US$1,920 million, 2007 - US$2,030 million)	1,960	2,010
C$ denominated	524	524
UK£ denominated (UK£250 million)	507	490
	3,673	4,897
Unamortized transaction costs	(34)	(35)
	3,639	4,862

8. Share Capital

Talisman’s authorized share capital consists of an unlimited number of common shares without nominal or par value and first and second preferred shares.  No preferred shares have been issued.

	Six months ended		Year ended
Continuity of common shares	June 30, 2008		December 31, 2007
	Shares	Amount	Shares	Amount
Balance, beginning of period	1,018,590,255	2,437	1,063,928,405	2,533
Issued on exercise of options	117,075	2	655,950	14
Purchased during the period	-	-	(45,994,100)	(110)
Balance, end of period	1,018,707,330	2,439	1,018,590,255	2,437

Subsequent to June 30, no stock options were exercised for shares, resulting in 1,018,707,330 shares outstanding at July 25.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(tabular amounts in millions of Canadian dollars (“$”) except as noted)

9.  Stock-Based Compensation

Stock Option Plans

Talisman has stock option plans in place that allow for the granting of options to employees and directors. All options issued by the Company permit the holder to purchase one common share of the Company at the stated exercise price or to receive a cash payment equal to the appreciated value of the stock option.

	Six months ended		Year ended
Continuity of stock options	June 30, 2008		December 31, 2007
	Number of	Weighted-average	Number of	Weighted-average
	Options	exercise price ($)	Options	exercise price ($)
Outstanding, beginning of period	63,578,912	13.21	63,921,148	10.79
Granted during the period	15,301,490	18.01	12,812,895	20.21
Exercised for common shares	(117,075)	9.17	(655,950)	6.94
Exercised for cash payment	(12,576,176)	9.21	(11,402,848)	7.45
Forfeited	(850,519)	19.30	(1,096,333)	17.56
Outstanding, end of period	65,336,632	15.04	63,578,912	13.21
Exercisable, end of period	31,048,229	10.56	29,722,984	8.32

Cash Unit Plans

In addition to the Company’s stock option plans, various subsidiaries of the Company issue stock appreciation rights under the cash unit plans. Cash units are similar to stock options except that the holder does not have a right to purchase the underlying share of the Company.

	Six months ended		Year ended
Continuity of cash units	June 30, 2008		December 31, 2007
	Number of	Weighted-average	Number of	Weighted-average
	units	exercise price ($)	units	exercise price ($)
Outstanding, beginning of period	9,970,493	15.14	8,352,328	12.68
Granted during the period	2,100,490	18.00	2,762,980	20.16
Exercised	(1,901,866)	11.00	(943,220)	7.56
Forfeited	(242,775)	19.42	(201,595)	17.53
Outstanding, end of period	9,926,342	17.17	9,970,493	15.14
Exercisable, end of period	3,497,264	11.13	2,605,153	7.67

For the three months ended June 30, 2008 the Company recorded stock-based compensation expense of $270 million (2007 - $43 million) relating to its stock option and cash unit plans. The Company paid cash of $190 million (2007 - $82 million) to employees in settlement of fully accrued stock-based compensation liabilities for options and cash units exercised in the period. In addition, the Company increased capitalized stock-based compensation by $16 million (2007 - $2 million reduction) during the period.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(tabular amounts in millions of Canadian dollars (“$”) except as noted)

For the six months ended June 30, 2008 the Company recorded stock-based compensation expense of $260 million (2007 - $85 million) relating to its stock option and cash unit plans. The Company paid cash of $199 million (2007 - $131 million) to employees in settlement of fully accrued stock-based compensation liabilities for options and cash units exercised in the period. In addition, the Company increased capitalized stock-based compensation by $13 million (2007 - $3 million reduction) during the period.

Of the combined mark-to-market liability for stock option and cash unit plans of $481 million at June 30, 2008 (December 31, 2007 - $405 million), $467 million is included in accounts payable and accrued liabilities and $14 million is included in other long-term obligations.

10. Financial Instruments and Risk Management

Talisman’s financial assets and liabilities at June 30, 2008 comprised cash and cash equivalents, accounts receivable, bank indebtedness, accounts payable and accrued liabilities, long-term debt, discounted obligations under capital leases and risk management assets and liabilities arising from the use of derivative financial instruments.

The Company is exposed to financial risks arising from its financial assets and liabilities.  The financial risks include market risk related to foreign exchange rates, interest rates and commodity prices, credit risk and liquidity risk.

Fair Value of Financial Assets and Liabilities

The fair values of cash and cash equivalents, accounts receivable, bank indebtedness, and accounts payable and accrued liabilities approximate their carrying values due to the short-term maturity of those instruments.  Discounted obligations under capital leases are valued using the discounted minimum payments method, and their fair value approximates carrying value.

Borrowings under bank credit facilities are for short terms and are market rate based, thus, carrying value approximates fair value.  The fair value of debentures and notes is based on market quotations, which reflect the discounted present value of the principal and interest payments using the effective yield for instruments having the same term and risk characteristics.  The fair value of Talisman’s long-term debt at June 30 was $3,500 million, while the carrying value was $3,639 million.  The Company has a financing structure whereby subsidiaries have US$750 million drawn on bank facilities that have been offset against equal amounts of cash deposited by another subsidiary with the same bank under a right of offset agreement.  The Company intends to set-off these amounts at maturity.

Risk management assets and liabilities are recorded at their estimated fair values.  Fair values for cross currency and interest rate derivative instruments are determined based on the estimated cash payment or receipt necessary to settle the contract.  Cash payments or receipts are based on discounted cash flow analysis using current market rates and prices.  Fair values for commodity price derivatives are based on discounted cash flow analysis using current market rates and prices and option pricing models using forward pricing curves and implied volatility, as appropriate, which are compared to quotes received from financial institutions for reasonability.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(tabular amounts in millions of Canadian dollars (“$”) except as noted)

Risk Management Assets, Liabilities and Losses

Net risk management position

Derivative instrument	Balance sheet caption	June 30, 2008	December 31, 2007
Assets
Interest rate swaps	Accounts receivable	4	1
Interest rate swaps	Other assets	-	4
Cross currency swaps	Other assets	34	36
Risk management assets		38	41
Liabilities
Commodity contracts	Accounts payable and accrued liabilities	(398)	(33)
Commodity contracts	Other long-term obligations	(170)	(52)
Risk management liabilities		(568)	(85)

Net income impact of realized and unrealized losses from risk management activities

For the three months ended June 30, 2008, realized losses related to commodity derivative instruments designated as hedges resulted in a decrease of recorded sales of $14 million (2007 – $21 million gain).  During the period, the Company recorded a loss of $530 million (2007 – $63 million gain) in respect of commodity contracts not designated as hedges.

For the six months ended June 30, 2008, realized losses related to commodity derivative instruments designated as hedges resulted in a decrease of recorded sales of $24 million (2007 – $67 million gain).  During the period, the Company recorded a loss of $598 million (2007 – $26 million gain) in respect of commodity contracts not designated as hedges.

Market Risk

i)  Currency Risk

Currency risk management is carried out by Talisman pursuant to policies and guidelines approved by the Board of Directors.

Talisman operates internationally and is therefore exposed to foreign exchange risk.  Talisman’s primary exposures are from fluctuations in the US dollar (US$) relative to the Canadian dollar (C$), British Pound Sterling (UK£) and Norwegian Kroner (NOK).  Although Talisman’s reporting currency is C$, its functional currency is US$, since most of its revenues are closely tied to the US$.

Talisman manages its foreign exchange exposure in a number of ways.  By denominating most of its borrowings in US$, the Company is able to reduce some of its economic exposure to currency fluctuations.  Talisman also manages its translation exposure by generally matching internal borrowings with its subsidiaries’ functional currency.  The Company purchases foreign currencies, mostly at spot value, to meet its current foreign currency obligations as they come due.  Talisman had no outstanding foreign exchange forward contracts at June 30, 2008.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(tabular amounts in millions of Canadian dollars (“$”) except as noted)

Talisman enters into derivative instruments from time to time to mitigate its currency risk.  At June 30, 2008 the Company had cross currency interest rate swap contracts, that effectively swap the 4.44% C$350 million medium term notes due 2011 into $US 304 million at an interest rate of 5.05%. These contracts have been designated as a cash flow hedge.  The effective portion of the changes in the fair value of the cross currency interest rate swaps is recognized initially in other comprehensive income and is reclassified to foreign exchange gains or losses as foreign exchange translation gains or losses on the hedged debt are recorded.  The balance in accumulated other comprehensive income at June 30, 2008 was a loss of $6 million. The change in the hedged item and hedging item attributable to foreign exchange are included in net income when incurred.  The net effect of these entries had no impact on net income.

In respect of existing financial instruments, a 1% strengthening of the US$ against the other currencies noted above, with all other variables assumed constant, would have resulted in a increase of $1 million in net income and a decrease of $1 million in other comprehensive income in the three month period ended June 30, 2008.  A similar weakening of the US$ would have had the opposite impact.

ii) Interest Rate Risk

Talisman is exposed to interest rate risk principally by virtue of its borrowings.  Borrowing in floating rates exposes Talisman to short-term movements in interest rates.  Borrowing in fixed rates exposes Talisman to mark-to-market interest rate risk as well as reset risk (i.e. at debt maturity).  The Company’s interest rate risk policy reflects guidelines approved by the Board of Directors.  Risk management activities aim to manage the mix of fixed to floating debt to best manage the tradeoff between longer term interest rate reset risk and shorter term volatility in interest rates.

In order to mitigate its exposure to interest rate changes, Talisman enters into interest rate swaps from time to time to manage the ratio of fixed rate debt to floating rate debt.  At June 30, 2008 the Company had fixed-to-floating interest rate swap contracts with a total notional amount of US$300 million that expire on May 15, 2015. These contracts have been designated as a hedge of the fair value of a portion (US$300 million) of the total US$375 million notes due May 2015.  During the six months ended June 30, the fair value of the fixed-to-floating interest rate swaps decreased by $1 million.

In respect of existing financial instruments, a 1% increase in interest rates would have resulted in a $1 million decrease in net income, principally related to floating rate debt, in the three month period ended June 30, 2008.  A similar decrease in interest rates would have had the opposite effect.

iii) Commodity Price Risk

Talisman is exposed to commodity price risk since its revenues are dependent on the price of crude oil, natural gas, and natural gas liquids.  Talisman enters into derivative instruments from time to time to mitigate commodity price risk volatility under guidelines approved by the Board of Directors.  The Company does not use derivative contracts for speculative purposes.

The Company had the following commodity price derivative contracts outstanding at June 30, 2008:

Commodity Contracts Designated as Hedges

Fixed price swaps	Hedge type	Term	bbls/d	US$/bbl	Fair value
Dated Brent oil index	Cash flow	2008 Jul - Dec	824	60.00	(12)

Commodity Contracts not Designated as Hedges

Fixed price swaps	Instrument type	Term	mcf/d	C$/mcf	Fair value
ICE index	Held-for-trading	2008 Jul - Sep	24,390	6.52	(19)
ICE index	Held-for-trading	2008 Oct- Dec	23,452	9.05	(25)
ICE index	Held-for-trading	2009 Jan - Mar	23,452	9.05	(29)
ICE index	Held-for-trading	2009 Apr - Sep	23,452	6.88	(51)
ICE index	Held-for-trading	2009 Oct -Dec	20,638	8.74	(23)
ICE index	Held-for-trading	2010 Jan - Mar	20,638	8.74	(26)
ICE index	Held-for-trading	2010 Apr - Sep	20,638	7.18	(42)
ICE index	Held-for-trading	2010 Oct - Dec	17,824	8.44	(18)
ICE index	Held-for-trading	2011 Jan - Mar	17,824	8.44	(20)
ICE index	Held-for-trading	2011 Apr - Jun	16,886	7.70	(15)
					(268)

				Floor/ceiling
Two-way collars	Instrument type	Term	mcf/d	C$/mcf	Fair value
AECO index	Held-for-trading	2008 Jul - Oct	94,820	7.51/8.42	(33)

				Floor/ceiling
Two-way collars	Instrument type	Term	mcf/d	US$/mcf	Fair value
NYMEX index	Held-for-trading	2008 Jul – Dec	510,000	9.25/18.52	(16)
NYMEX index	Held-for-trading	2008 Jul - Dec	20,000	9.25/19.75	-
					(16)

Fixed price swaps	Instrument type	Term	bbls/d	US$/bbl	Fair value
Dated Brent oil index	Held-for-trading	2008 Jul - Dec	22,500	99.99	(177)
WTI	Held-for-trading	2008 Jul - Dec	10,000	100.56	(78)
					(255)

Put options	Instrument type	Term	bbls/d	US$/bbl	Fair value
Dated Brent oil index	Held-for-trading	2008 Jul - Dec	42,500	91.00	2
WTI	Held-for-trading	2008 Jul - Dec	42,500	90.00	2
Dated Brent oil index	Held-for-trading	2009 Jan - Mar	57,500	90.00	6
WTI	Held-for-trading	2009 Jan - Mar	57,500	90.00	6
					16

At June 30, 2008, in respect of existing financial instruments, an increase of US$1/bbl in the price of oil and $0.10/mcf in the price of natural gas would have reduced the fair value of commodity derivatives thereby resulting in a decrease in net income of approximately $3 million in the three month period ended June 30, 2008.  A similar decrease in commodity prices would have had the opposite impact.

Credit Risk

Talisman is exposed to credit risk, which is the risk that a customer or counterparty will fail to perform an obligation or settle a liability, resulting in financial loss to the Company.  Talisman manages exposure to credit risk by adopting credit risk guidelines approved by the Board of Directors that limit transactions according to counterparty credit worthiness.

A significant proportion of Talisman’s accounts receivable balance is with customers in the oil and gas industry and is subject to normal industry credit risks.  Talisman’s recent history of provision for bad debts has been less than 0.1% of total revenue and substantially all of the accounts receivable balance at June 30, 2008 was current.  Concentration of credit risk is mitigated by having a broad domestic and international customer base.  The maximum credit exposure associated with accounts receivable is the carrying value.

The Company routinely assesses the financial strength of its joint participants and customers, in accordance with the credit risk guidelines.  At June 30, 2008, the largest single credit exposure was approximately $380 million with a very highly rated counterparty.

The Company also has credit risk arising from cash and cash equivalents held with banks and financial institutions and derivative financial instruments with positive values.  The Company’s policy allows it to deposit cash balances at financial institutions subject to a sliding scale limit, depending on credit worthiness.  All derivative agreements are with financial institutions having strong investment grade ratings. The maximum credit exposure associated with these financial assets is the carrying values.

Liquidity Risk

Talisman is exposed to liquidity risk, which is the risk that the Company may be unable to generate or obtain sufficient cash to meet its commitments as they come due.  Talisman mitigates this risk through its management of cash and debt.

Talisman maintains appropriate unused capacity in its revolving credit facilities to meet short-term fluctuations from forecasted results.  Talisman manages its liquidity requirements by use of both short-term and long-term cash forecasts, and by targeting its long-term debt-to-long-term debt plus shareholders’ equity ratio between 35-45%, and its long-term debt-to-annualized cash provided by operating activities ratio under 2:1.

Talisman maintains a debt maturity profile to avoid excessive concentrations of refinancing requirements.  The Company may hedge a portion of its future production to protect cash flows to allow the Company to meet its strategic objectives.

Except for derivatives that mature as noted above, and long-term debt and obligations under capital leases that mature as outlined in notes 9 and 10 respectively to Talisman’s audited Consolidated Financial Statements for the year ended December 31, 2007, all of the Company’s financial liabilities are due within one year.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(tabular amounts in millions of Canadian dollars (“$”) except as noted)

11. Employee Benefits

The Company’s net pension benefit plan expense is as follows:

	Three months ended June 30		Six months ended June 30
	2008	2007	2008	2007
Current service cost - defined benefit	6	3	10	6
Current service cost - defined contribution	3	3	6	6
Interest cost	4	2	7	5
Expected return on plan assets	(5)	(6)	(9)	(12)
Actuarial loss	4	8	5	16
Other	(1)	-	-	-
	11	10	19	21

For the six months ended June 30, 2007 and 2008, there were no contributions to the defined benefit pension plans.

12.  Selected Cash Flow Information

	Three months ended June 30		Six months ended June 30
	2008	2007	2008	2007
Items not involving cash:
Depreciation, depletion and amortization	653	547	1,185	1,116
Dry hole	70	113	140	213
Net loss on asset disposals	3	-	3	-
Stock-based compensation (recovery)	80	(39)	61	(46)
Future taxes and deferred petroleum revenue tax	(37)	164	6	154
Unrealized loss (gain) on held-for-trading financial instruments	461	(63)	529	(26)
Other	6	-	5	9
	1,236	722	1,929	1,420

Interest paid	22	38	76	82
Income taxes paid	257	264	413	429

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(tabular amounts in millions of Canadian dollars (“$”) except as noted)

13.  Contingencies

From time to time, Talisman is the subject of litigation arising out of the Company’s operations. Damages claimed under such litigation, including the litigation discussed below may be material or may be indeterminate and the outcome of such litigation may materially impact the Company’s financial condition or results of operations. While Talisman assesses the merits of each lawsuit and defends itself accordingly, the Company may be required to incur significant expenses or devote significant resources to defending itself against such litigation. These claims are not currently expected to have a material impact on the Company’s financial position.

On September 12, 2006, the United States District Court for the Southern District of New York (the Court) granted Talisman's Motion for Summary Judgment, dismissing the lawsuit brought against Talisman by the Presbyterian Church of Sudan and others under the Alien Tort Claims Act. The lawsuit alleged that the Company conspired with, or aided and abetted, the Government of Sudan to commit violations of international law in connection with the Company's now disposed of interest in oil operations in Sudan. The plaintiffs have twice attempted to certify the lawsuit as a class action. In March 2005 and in September 2005, the Court rejected the plaintiffs' effort to certify two different classes (or groups) of plaintiffs. On July 19, 2006, the Second Circuit Court of Appeals denied the plaintiffs' request to appeal the Court's refusal to certify the lawsuit as a class action. The plaintiffs have appealed to the Second Circuit Court of Appeals, the Court's decision granting Talisman's Motion for Summary Judgment, its denial of class certification, and its refusal to consider the plaintiffs' proposed third amended complaint. Talisman believes the lawsuit is entirely without merit and will continue to vigorously defend itself. Talisman does not expect the lawsuit to have a material adverse effect.

14. Segmented Information

	North America (1)				UK (2)				Scandinavia (3)
	Three months		Six months		Three months		Six months		Three months		Six months
	ended		ended		ended		ended		ended		ended
	June 30		June 30		June 30		June 30		June 30		June 30
(millions of C$)	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
Revenue
Gross sales	1,255	742	2,158	1,514	1,006	645	1,826	1,287	443	180	646	379
Hedging gain (loss)	-	19	-	53	(14)	2	(24)	14	-	-	-	-
Royalties	227	132	394	277	1	(1)	5	(1)	-	-	-	-
Net sales	1,028	629	1,764	1,290	991	648	1,797	1,302	443	180	646	379
Other	34	25	62	52	5	12	10	15	-	5	2	6
Total revenue	1,062	654	1,826	1,342	996	660	1,807	1,317	443	185	648	385
Segmented expenses
Operating	165	120	298	244	229	193	447	434	80	61	136	135
Transportation	18	13	34	31	13	16	21	32	9	9	18	18
DD&A	282	261	547	522	169	149	315	304	117	61	183	136
Dry hole	46	57	70	97	5	5	26	46	18	49	42	49
Exploration	45	34	69	66	7	4	12	10	17	7	24	13
Other	(3)	(23)	(5)	(51)	(5)	1	2	9	(1)	(1)	(1)	-
Total segmented expenses	553	462	1,013	909	418	368	823	835	240	186	402	351
Segmented income before taxes	509	192	813	433	578	292	984	482	203	(1)	246	34
Non-segmented expenses
General and administrative
Interest
Stock-based compensation
Currency translation
Loss on held-for-trading financial instruments
Total non-segmented expenses
Income from continuing
operations before taxes
Capital expenditures
Exploration	222	124	399	393	28	43	78	86	53	28	90	76
Development	128	103	362	384	192	321	322	624	164	88	310	160
Midstream	21	26	31	87	-	-	-	-	-	-	-	-
Exploration and development	371	253	792	864	220	364	400	710	217	116	400	236
Property acquisitions
Proceeds on dispositions
Other non-segmented
Net capital expenditures (6)
Property, plant and equipment			8,166	7,876			6,012	5,740			1,936	1,609
Goodwill			243	244			400	386			735	669
Other			759	1,012			539	318			278	172
Discontinued operations			-	101			55	36			-	198
Segmented assets			9,168	9,233			7,006	6,480			2,949	2,648
Non-segmented assets
Total assets (7)

(1) North America					(3) Scandinavia
Canada	993	590	1,710	1,216	Norway	443	185	648	385
US	69	64	116	126	Denmark	-	-	-	-
Total revenue	1,062	654	1,826	1,342	Total revenue	443	185	648	385
Canada			7,747	7,486	Norway			1,936	1,609
US			419	390	Denmark			-	-
Property, plant and equipment (7)			8,166	7,876	Property, plant and equipment (7)			1,936	1,609

(2) UK
UK	975	643	1,764	1,279
Netherlands	21	17	43	38
Total revenue	996	660	1,807	1,317
UK			5,945	5,682
Netherlands			67	58
Property, plant and equipment (7)			6,012	5,740

(6) Excluding corporate acquisitions.
(7) Current year represents balances as at June 30, prior year represents balances as at December 31.

Southeast Asia (4)				Other (5)					Total
Three months		Six months		Three months		Six months			Three months		Six months
ended		ended		ended		ended			ended		ended
June 30		June 30		June 30		June 30			June 30		June 30
2008	2007	2008	2007	2008	2007	2008	2007		2008	2007	2008	2007

774	508	1,285	974	383	159	414	226		3,861	2,234	6,329	4,380
-	-	-	-	-	-	-	-		(14)	21	(24)	67
320	196	523	370	184	53	187	74		732	380	1,109	720
454	312	762	604	199	106	227	152	-	3,115	1,875	5,196	3,727
-	1	-	1	2	1	2	-		41	44	76	74
454	313	762	605	201	107	229	152		3,156	1,919	5,272	3,801

56	42	89	78	19	8	21	13		549	424	991	904
18	12	26	23	2	2	4	4		60	52	103	108
63	60	111	128	22	16	29	26		653	547	1,185	1,116
1	-	-	10	-	2	2	11		70	113	140	213
19	6	26	9	27	8	41	31		115	59	172	129
1	2	3	-	(1)	3	(4)	14		(9)	(18)	(5)	(28)
158	122	255	248	69	39	93	99		1,438	1,177	2,586	2,442
296	191	507	357	132	68	136	53		1,718	742	2,686	1,359

									75	53	139	113
									35	52	79	97
									270	43	260	85
									(2)	10	(19)	6
									530	(63)	598	(26)
									908	95	1,057	275

									810	647	1,629	1,084

92	38	177	96	34	29	52	71		429	262	796	722
106	99	192	152	(3)	19	11	39		587	630	1,197	1,359
-	-	-	-	-	-	-	-		21	26	31	87
198	137	369	248	31	48	63	110		1,037	918	2,024	2,168
									278	-	389	4
									-	(16)	-	(16)
									19	2	28	14
									1,334	904	2,441	2,170
		2,334	2,030			891	455				19,339	17,710
		108	104			3	3				1,489	1,406
		380	293			126	91				2,082	1,886
		-	-			-	-				55	335
		2,822	2,427			1,020	549				22,965	21,337
											76	83
											23,041	21,420

(4) Southeast Asia
Indonesia	258	144	460	261
Malaysia	130	127	226	237
Vietnam	-	3	11	10
Australia	66	39	65	97
Total revenue	454	313	762	605
Indonesia			818	820
Malaysia			1,023	884
Vietnam			310	162
Australia			183	164
Property, plant and equipment (7)			2,334	2,030

(5) Other
Trinidad & Tobago	49	40	88	60
Algeria	150	60	150	84
Tunisia	2	7	(9)	8
Total revenue	201	107	229	152
Trinidad & Tobago			204	227
Algeria			194	180
Tunisia			17	14
Other			476	34
Property, plant and equipment (7)			891	455

Talisman Energy Inc.
Consolidated Financial Ratios
June 30, 2008
(unaudited)

The following financial ratio is provided in connection with the Company's shelf prospectus, filed with
Canadian and US securities regulatory authorities, and is based on the Company's Consolidated
Financial Statements that are prepared in accordance with accounting principles generally accepted in Canada.

The interest coverage ratio is for the 12 month period ended June 30, 2008.

Interest coverage (times)
Income (1)	13.06
Income from continuing operations (2)	9.97

1 Net income plus income taxes and interest expense; divided by the sum of interest expense and capitalized interest.
2 Net income from continuing operations plus income taxes and interest expense from continuing operations; divided by the sum of interest expense and capitalized interest from continuing operations.